Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@ eversheds-sutherland.com

September 27, 2022

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Flat Rock Enhanced Income Fund, Registration Statement on Form N-2 (File Nos. 333-264791 and 811-23798)

Dear Mr. Bellacicco:

On July 8, 2022, Flat Rock Enhanced Income Fund (formerly Flat Rock Core Plus Fund) (the “Fund” or the “Registrant”) filed Pre-Effective No. 1 to its Registration Statement on Form N-2 (the “Amendment”). The Registrant has revised the disclosure in its prospectus and statement of additional information in response to oral comments provided by you on July 20, 2022 and on September 6, 2022. Responses to oral comments provided on July 20, 2022 are included in a separate letter dated August 24, 2022 (“August Letter”). Please find below a reiteration of your comments provided on September 6, 2022 and the Fund’s responses, which the Fund has authorized Eversheds Sutherland (US) LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the prospectus and statement of additional information.

Amended and Restated Agreement and Declaration of Trust

Comment 1.	Please revise Article V Section 6 (Derivative Actions) in the Fund’s Form of Amended and Restated Agreement and Declaration of Trust (“Declaration of Trust”) to state that the 10% threshold noted in subsection (a) does not apply to claims brought under the federal securities laws. Please also disclose this provision in the prospectus and state that it does not apply to claims brought under the federal securities laws.

Response.	The Registrant has revised the Declaration of Trust accordingly, and hereby undertakes to revise the prospectus as requested.

Comment 2.	Referring to Article V Section 6 (Derivative Actions) of the Declaration of Trust, please disclose the following information in the prospectus from subsection (b): (i) that shareholders must make a pre-suit demand upon Trustees and (ii) that Trustees must be afforded a reasonable amount of time to consider and investigate any pre-suit demands.

Response.	The Registrant hereby undertakes to revise the prospectus as requested.

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Christopher R. Bellacicco September 27, 2022 Page 2

Comment 3.	Referring to Article V Section 6 (Derivative Actions) of the Declaration of Trust, please revise subsection (b) to state that the following provision, as it relates to undertakings, does not apply to claims made under the federal securities laws, and disclose the same in the prospectus: “…the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholder making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action.”

Response.	The Registrant has revised the Declaration of Trust accordingly, and hereby undertakes to revise the prospectus as requested.

Comment 4.	Please disclose, in Article VIII Section 5 (Fiduciary Duties), that nothing in the Declaration of Trust will apply to or in any way limit the duties or liabilities of Trustees with respect to matters arising under the federal securities laws.

Response.	The Registrant has revised the Declaration of Trust accordingly.

Comment 5.	Regarding information included in Article IX Section 11 (Exclusive Delaware Jurisdiction), please disclose in the prospectus that shareholders may have to bring suit in an inconvenient and less favorable forum due to the exclusive jurisdiction provision and that the provision does not apply to claims arising under the federal securities laws.

Response.	The Registrant hereby undertakes to revise the prospectus as requested.

Follow Up Comments to August Letter

Comment 6.	Regarding the Registrant’s response to Comment 3 in the August Letter – Section 17(a) of the Investment Company Act of 1940, as amended (the “1940 Act”) states in relevant part, “[i]t shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in section 12(d)(3) (A) and (B)), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal—(1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof; (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)…” Please address any 17(a) issues that may arise if the Fund is deemed to “control” one of the collateralized loan obligations (“CLOs”) in which an affiliated fund may invest.

Response.	The Registrant does not believe that Section 17(a) is applicable with respect to the Fund’s (or an affiliated fund’s) investments in CLO tranches because the concept of “control” as defined in Section 2(a)(9) of the 1940 Act is not relevant with respect to investors in a CLO tranche.

A CLO is a pool of assets comprised of senior secured loans of private companies, generally a diversified portfolio of broadly syndicated loans. The CLO issues notes typically in tranches rated AAA, AA, A, BBB, BB and equity. The interest payments from the loans held by the CLO are distributed to investors in these different tranches of the CLO, first to the AAA debt tranche, next to AA tranche, etc., with residual payments made to the owners of the equity tranche. The CLO is managed by the CLO manager, which selects the initial loans for the CLO and ensures that the CLO remains fully invested throughout the investment period.

Christopher R. Bellacicco September 27, 2022 Page 3

CLOs themselves are not companies; they do not have members, employees, or policies and they do not issue voting securities. The Registrant does not believe that owning more than 25% of the interests of a CLO tranche, including the CLO “equity” tranche, results in “control” of such tranche or, in the case of the equity tranche, the CLO itself. Section 2(a)(9) defines “control” in relevant part as “the power to exercise a controlling influence over the management or policies of a company,” and any person or entity that owns more than 25% of the voting securities of such company is presumed to have control over such company. Importantly, any person who does not own more than 25% of a company’s voting securities is presumed not to control such company.

Owning more than 25% of a debt tranche of a CLO provides the owner with no ability to exert influence over a CLO during its investment period as the distributions to the debt tranches are solely governed by the terms of such tranche and are fixed at formation.

Despite its name, the equity tranche does not represent a traditional equity interest in the CLO; instead, it is the most subordinate tranche with no fixed interest rate, unlike the more senior tranches above it. In fact, in the schedule of investments within a fund’s financial statements, the equity tranche is generally labeled “subordinated notes,” which conveys that it has more debt characteristics than equity characteristics. Owners of the equity tranche do not hold equity securities of the CLO in any meaningful sense of that term. Further, owning more than 25% of the CLO equity tranche does not give an investor the ability to exert influence or control (as that term is defined in the 1940 Act) over the CLO or its manager during the investment period.

Although majority owners of an equity tranche do not control the CLO, they do have certain limited rights at the expiration of the CLO’s term. At the expiration of the CLO’s term, majority owners of the equity tranche have the ability to extend the term of the CLO, reset the CLO or refinance one or more debt tranches of the CLO. In the situation where the term of the CLO is extended or the CLO is reset, all investors in the debt tranches of the CLO must buy back into the CLO if they want to maintain a position in such CLO. Investors that do not want to continue their investment in the CLO are repaid or bought out at par. Similarly, in the case of a refinance, investors in tranches that are refinanced will have the ability to be bought out at par. Investors in tranches that are not refinanced will not be negatively impacted by the refinance of a different tranche. Prior to the expiration of the CLO’s term, majority owners in the equity tranche generally cannot exert influence over the CLO or its manager, except that they may remove the manager with the consent of the AAA tranche (which is generally comprised of one or more banks or insurance companies) in extraordinary circumstances such as bankruptcy or criminal activity of the manager.

As a result of the foregoing, the Registrant does not believe that the definition of “control” under Section 2(a)(9) is meaningful when applied to investors in CLO tranches, including the equity tranche, and, as such, Section 17(a) is not applicable.

Christopher R. Bellacicco September 27, 2022 Page 4

Comment 7.	Regarding the Registrant’s response to Comment 3 in the August Letter – Rule 17d-1 under the 1940 Act states in relevant part “[n]o affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in section 12(d)(3) (A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant …” Please address any 17d-1 issues that may arise if the Fund is deemed to “control” one of the CLOs in which an affiliated fund may invest.

Response.	The Registrant does not believe that Section 17(d) and Rule 17d-1 prohibit transactions between the Fund and a CLO where an affiliated fund is deemed to control a CLO, and the Fund intends to invest in a separate tranche of that CLO. In such a case, the Fund is purchasing securities from an issuer (the CLO) for investment purposes, and such transactions are not “joint arrangements” between the Fund and the CLO requiring exemptive relief. In addition, as noted above in response to Comment 6, the Registrant does not believe that the definition of control applies to the ownership of tranches of a CLO.

Comment 8.	If the Fund and an affiliated fund invest in different tranches of the same CLO, and the Fund (or affiliate) is deemed to “control” the CLO, please address whether, in the case of default or other adverse event in the CLO, the controlling fund would be able to negotiate different terms for itself to the detriment of the affiliate fund. If so, please address.

Response.	As noted in response to Comment 6, investors in a CLO, including in the equity tranche of such CLO, do not exercise control over the CLO or the CLO manager as understood by the definition of “control” in Section 2(a)(9). This also means that investors in the equity tranche (or debt tranche) do not have the power to change the terms of the CLO in the case of a default or other adverse event.

As noted in the response to Comment 6, majority owners of the equity tranche do have limited rights at the expiration of the CLO. However, these limited rights do not constitute “control” for purposes of the 1940 Act, and, as such, the Registrant does not believe that there are significant conflicts related to affiliated funds owning interests in different tranches of a CLO. To the extent that conflicts exist, they can be mitigated through policies and procedures adopted by the funds and the investment adviser

Should you have any questions concerning this response, please contact me at (202) 383-0262.

Sincerely,

/s/Owen J. Pinkerton
Owen J. Pinkerton